EXHIBIT 99.1

Vicinity Motor Corp. Reports Fourth Quarter and Full Year 2023 Financial Results

Q4 2023 Deliveries of 11 Vicinity™ Classic Transit Buses Generate $5.1M in Revenue

VANCOUVER, BC – April 2, 2024 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 and Subsequent Operational Highlights

●	Order backlog as of December 31, 2023 exceeded $125 million, of which electric vehicles accounted for over 75%.

●	Revenue increased to $5.1 million in the fourth quarter of 2023, primarily driven by the sale of 11 Vicinity™ Classic transit buses.

●	Invoiced 71 EV trucks to dealers in December of 2023, which were not recognized as revenue in 2023 results, with upfitting of boxes and delivery of trucks scheduled in 2024.

●	Secured four (4) new VMC 1200 distribution agreements to establish new dealerships in strategic markets across Canada, including two (2) new dealerships in Ontario, one (1) new dealership in Quebec, and one (1) new dealership in Alberta.

●	Secured new orders for twenty (20) Vicinity™ Classic Clean Diesel Buses from Autobus La Québécoise for delivery in 2024 in Quebec, Canada.

●	Partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus (the Vicinity Autonomous Lightning EV) for the North American market, signing agreements to deploy a vehicle at both Michigan State University and the Buffalo Niagara Medical Campus in mid-2024.

Management Commentary

“The fourth quarter of 2023 demonstrated an increasing pace of operational execution and a growing cadence of sales momentum across all of our product lines with the invoicing of 71 VMC 1200 electric trucks for delivery in 2024 and the successful delivery of 11 Vicinity™ Classic transit buses to our eager customer base,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “To enable this growth, we remain highly focused on the ongoing buildout of our North American VMC 1200 dealer network, adding four new partners in recent months. Each partner has exceptional experience and expertise in their respective regions, making them well suited to help fleet operators seamlessly transition to an all-electric future and expand VMC 1200 sales and service coverage in strategic markets across Canada.

“The VMC 1200 provides an ideal entry into the underserved commercial EV market for dealerships, with an extremely attractive price point that is further reduced through Canadian federal and provincial rebates. For example, we were recently approved by the Quebec Ministry of Transport and Sustainable Mobility in Canada for the VMC 1200 to be included in its Écocamionnage Program to incentivize the electrification of the commercial freight and heavy vehicle transportation industry. This CAD$85,000 incentive represents an exciting opportunity to attract attention and lower costs for new buyers who are considering making the transition to EVs.

“We also continued to seek new partners and opportunities for the forthcoming Vicinity Lighting EV transit bus. During the fourth quarter of 2023 we partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus – the Vicinity Autonomous Lightning EV – for the North American market. This innovative new commercial partnership brings together our expertise in transit buses with ADASTEC’s SAE Level-4 automated driving software platform. The collaboration is set to be the first of its kind in North America, marking a substantial leap in the realm of transportation, with a strong emphasis on automated, connected, and shared solutions – driving innovation, accessibility, and sustainability. We have signed agreements with Michigan State University and the Buffalo Niagara Medical Campus to deploy initial Vicinity Autonomous Lightning Electric transit buses in the second quarter of 2024.

“During the fourth quarter, our transit bus business continued to provide a solid recurring customer base, with strong order momentum for the Vicinity™ Classic transit bus. A new purchase order from Autobus La Québécoise for Vicinity™ Classic buses to service the City of Joliette, Quebec, and a follow-on purchase order to service the cities of La Prairie, Candiac, Saint-Philippe, Delson, Saint-Constant and Sainte-Catherine in Quebec once again demonstrated our position as the market leader in the Canadian mid-sized heavy-duty segment. Our transit buses will continue to play an important role in our backlog, providing an important pillar while we concurrently grow our electric vehicle business.

“Looking ahead, with a growing sales funnel and strong backlog – which exceeded $125 million as of December 31, 2023 – we are laying the foundation for future success. The increasing adoption of commercial EVs is being driven by government incentives, corporate sustainability goals and declining cost of ownership – with our EV lineup and growing dealer network capitalizing on this transition to be the commercial EV supplier of choice for many. I look forward to providing additional updates in the months to come as we strive to create sustainable, long-term value for my fellow shareholders,” concluded Trainer.

Fourth Quarter 2023 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue in the fourth quarter of 2023 increased to $5.1 million, as compared to $2.0 million in the fourth quarter of 2022. Revenue totaled $19.1 million for the year ended December 31, 2023, as compared to $18.5 million for the year ended December 31, 2022. The increase in revenue was primarily driven by the sale of 11 bus deliveries in the fourth quarter, as compared to 11 trucks in the same year-ago quarter.

Gross loss in the fourth quarter of 2023 improved to $0.4 million, or (9%) of revenue, as compared to a gross loss of $0.6 million, or (28%) of revenue, in the fourth quarter of 2022. Gross profit totaled $2.1 million, or 11% of revenue, for the year ended December 31, 2023, as compared to $0.4 million, or 2% of revenue, in the year ended December 31, 2022. The higher margins realized in 2023 are mainly a result of a product mix that has increasingly shifted towards electric trucks, which generally have a higher margin profile as compared to transit buses.

Cash used in operating activities for the fourth quarter of 2023 totaled $5.7 million, as compared to $3.9 million in 2022. Cash used in operating activities for the year ended December 31, 2023 totaled $24.7 million, as compared to $9.1 million in 2022.

Net loss in the fourth quarter of 2023 totaled $9.1 million, or $(0.20) per basic and diluted share, as compared to $3.8 million, or $(0.08) per basic and diluted share, in the fourth quarter of 2022. Net loss for the year ended December 31, 2023, improved to $16.6 million, or $(0.36) per basic and diluted share, as compared to $18.0 million, or $(0.45) per basic and diluted share, in the year ended December 31, 2022.

Adjusted EBITDA loss in the fourth quarter of 2023 totaled $3.2 million, as compared to $1.4 million in the fourth quarter of 2022. Adjusted EBITDA loss for the year ended December 31, 2023 totaled $6.9 million, as compared to $7.4 million in the year ended December 31, 2022.

Cash and cash equivalents as of December 31, 2023 totaled $2.0 million, as compared to $1.6 million as of December 31, 2022.

Fourth Quarter and Full Year 2023 Results Conference Call

Date: Tuesday, April 2, 2024
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-407-3982
International Dial-in: 1-201-493-6780
Conference ID: 13745184
Webcast: Vicinity Motor Q4 & FY2023 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, May 1, 2024. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 13745184. A webcast will also be available by clicking here: Vicinity Motor Q4 & FY2023 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(US dollars in thousands - unaudited)	3 months ended December 31, 2023	3 months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022
Net Comprehensive loss	(9,108)	(3,828)	(16,633)	(17,948)
Add back
Stock based compensation	470	668	929	1,380
Interest	1,876	482	5,036	2,258
Gain on modification of debt	—	—	(492)	(803)
Change in fair value of embedded derivatives	(580)	—	(605)	—
Write down of intangible asset	5,037	—	5,037	—
Foreign exchange (gain) loss	(1,546)	(629)	(1,728)	3,253
(Gain) loss on disposal of property and equipment	(6)	—	(6)	27
Inventory write down	178	1,227	178	1,227
Income tax expense	(9)	(98)	—	202
Amortization	510	754	1,419	2,966
Adjusted EBITDA	(3,178)	(1,424)	(6,865)	(7,438)

Vicinity Motor Corp.
Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	December 31, 2023	December 31, 2022
		$	$
Current Assets
Cash and cash equivalents		2,026	1,622
Trade and other receivables	4	5,599	2,655
Inventory	5	23,273	10,068
Prepaids and deposits		9,748	3,801

		40,646	18,146
Long-term Assets
Intangible assets	6	9,815	14,273
Property, plant, and equipment	7	23,734	22,613

		74,195	55,032

Current Liabilities
Accounts payable and accrued liabilities		10,162	4,942
Credit facility	8	15,926	628
Current portion of deferred revenue	9	4,429	2,382
Current portion of provision for warranty cost	10	612	1,585
Current debt facilities	11	8,499	6,587
Convertible debt	12	2,658	—
Current portion of other long-term liabilities	13	1,222	449

		43,508	16,573

Long-term Liabilities
Other long-term liabilities	13	9,355	1,503
Provision for warranty cost	10	135	124

		52,998	18,200

Shareholders’ Equity
Share capital	14	76,802	75,983
Contributed surplus	14	8,257	7,088
Accumulated other comprehensive (loss) income		413	1,403
Deficit		(64,275)	(47,642)

		21,197	36,832

		74,195	55,032

Vicinity Motor Corp.
Consolidated Statements of (Loss) Income
(In thousands of US dollars, except for per share amounts)

	Note	Year ended December 31, 2023	Year ended December 31, 2022
		$	$
Revenue
Vehicle sales	19	13,651	13,165
Other	19	5,399	5,310
		19,050	18,475

Cost of sales	5, 7a	(16,914)	(18,035)

Gross profit		2,136	440

Expenses
Sales and administration		9,730	9,526
Stock-based compensation	14	929	1,380
Amortization		862	2,572
Interest and finance costs	8,11,12,13	5,036	2,258
Change in fair value of embedded derivatives	12	(605)	—
Write-down of intangible asset	6	5,037	—
Gain on modification of debt	11	(492)	(803)
Foreign exchange (gain) loss		(1,728)	3,253

		18,769	18,186

Loss before taxes		(16,633)	(17,746)

Current income tax expense	16	—	202

Net loss		(16,633)	(17,948)

Loss per share
Basic & diluted	20	(0.36)	(0.45)

Weighted average number of common shares outstanding
Basic & diluted	20	45,605,239	39,650,426

Vicinity Motor Corp.
Consolidated Statements of Cash Flows
(In thousands of US dollars)

		Year ended	Year ended
	Note	December 31, 2023	December 31, 2022
		$	$
OPERATING ACTIVITIES
Net loss for the year		(16,633)	(17,948)
Items not involving cash:
(Gain) loss on disposal of property and equipment		(6)	27
Gain on modification of debt	11	(492)	(803)
Amortization	6,7	1,419	2,966
Unrealized foreign exchange (gain) loss		(1,281)	3,498
Interest and finance costs	8,11,12,13	5,036	2,258
Write-down of intangible asset	6	5,037	—
Change in fair value of embedded derivatives	12	(605)	—
Stock-based compensation	14	929	1,380
		(6,596)	(8,622)
Changes in non-cash items:
Trade and other receivables	4	(3,005)	(233)
Inventory	5	(12,751)	(1,212)
Prepaids and deposits		(5,907)	31
Accounts payable and accrued liabilities		4,340	(1,627)
Deferred consideration	6	—	4,602
Deferred revenue	9	1,969	(622)
Warranty provision	10	(971)	69
Taxes paid		(7)	(760)
Interest paid		(1,769)	(708)
Cash used in operating activities		(24,697)	(9,082)

INVESTING ACTIVITIES
Purchase of intangible assets	6	(495)	(658)
Proceeds from government subsidy	6	431	817
Purchase of property and equipment	7	(1,897)	(11,109)
Proceeds on disposal of property and equipment	7	16	252
Cash used in investing activities		(1,945)	(10,698)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	14	867	18,523
Share issuance costs	14	(48)	(1,367)
Proceeds of credit facility	8	15,012	659
Financing fees	8, 13	(428)
Proceeds from convertible debt	12	2,939	—
Convertible debt financing fees	12	(159)	—
Proceeds from long-term loans	13	9,000	—
Repayment of long-term loans	13	(169)	(447)
Cash provided by financing activities		27,014	17,368
Effect of foreign exchange rate on cash and cash equivalents		32	(368)
Increase (decrease) in cash and cash equivalents		404	(2,780)
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		2,026	1,622